Datameg Corporation

2150 South 1300 East, Suite 500 * Salt Lake City, Utah 84106

Tel. 866.739.3945 * Fax. 866.739.3945

VIA EDGAR ONLY

May 8, 2009

Ms. Celeste Murphy

Legal Branch Chief

Mail Stop 3720

Securities and Exchange Commission

Washington, D.C. 20549

Re: Datameg Corporation

Preliminary Proxy Statement on Schedule 14A

Filed April 27, 2009

File No. 333-128060

Dear Ms. Murphy:

We are responding to the Commission’s letter of May 8, 2009. For ease of review, your comments will be reproduced and our responses will follow. We will not file an additional preliminary proxy. Instead, we attach hereto the filed preliminary proxy statement with our proposed amendments highlighted in green. You will recall that our prior amendments were highlighted in red.

General

  We note your response to prior comment 3 from our letter of May 6, 2009. Please confirm that your reverse split and acquisition of Natural Blue Resources is not contingent upon your sale of American Marketing & Sales, Inc. to Blue Earth Solutions, Inc. and revise your disclosure to clarify that stockholders may consent to proposal 2 without consenting to proposal 1.

We confirm that our reverse split and acquisition of Natural Blue Resources is not contingent upon our sale of American Marketing & Sales, Inc. to Blue Earth Solutions, Inc.

We have amended our preliminary proxy statement (in green) to clarify this that stockholders may consent to proposal 2 without consenting to proposal 1.

As amended, the preliminary proxy statement addresses each of your comments.

In connection with responding to your comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/

James Murphy, Chairman & CEO

Datameg Corporation

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